
covidNOW®
by Quorum X Diagnostics
Real-Time Detection Kit
First at-home Covid-19 Antigen Test
covidNOW®
by Quorum X Diagnostics
Real-Time Detection Kit
Quorum X Diagnostics

PITCH VIDEO  INVESTOR PANEL

INVEST IN **QUORUM X DIAGNOSTICS**

# The first 4-minute at-home Antigen test for COVID

LEAD INVESTOR



**Tom Dolezal**

Covid19 has changed all of our lives. Even as vaccines are widely available, there is still a significant need for rapid testing at long term care facilities, sporting events, cruise ships, internationally, and a multitude of other applications. COVIDNOW can meet this need. In addition to Covid19, the technology that Maria and her team have developed could potentially be applied to other conditions, such as the test for Pseudomonal Pneumonia. Can you envision a future where people can quickly and cheaply test for various ailments as opposed to lengthy, tedious, expensive doctor's visits or blood work? I can; Quorum X internationally, and a multitude of other applications. COVIDNOW can meet this need. In addition to Covid19, the technology that Maria and her team have developed could potentially be applied to other conditions, such as the test for Pseudomonal Pneumonia. Can you envision a future where people can quickly and cheaply test for various ailments as opposed to lengthy, tedious, expensive doctor's visits or blood work? I can; Quorum X Diagnostics has that potential. Further, having talked with Maria on multiple occasions, it is clear she is deeply passionate about Quorum X Diagnostics and their mission. This is in addition to her being a brilliant scientist, sophisticated businesswoman, and great leader. She and her team have proven their ability to execute over the past year, and I am confident that she will continue to do so. Together, we can enhance the world (and potentially earn a sizeable return, evidenced by Quorum X Diagnostic's significant increase in valuation since the last round). Will you join us?

**Invested $5,000 this round & $55,000 previously**

quorumxdiagnostics.com Atlanta GA

Technology Bio Tech Hard Tech Medical Device Life Science

# Highlights

1. 💸 $630K raised in 2020, $170K raised in 2021 thus far ($120K Private, $50K Wefunder)
2. 💥 We went from idea to a Covid product to FDA application in under a year.
3. 🔬 Tested 350+ patient samples, results confirmed by 2 independent labs
4. 👩‍⚕️ Team consists of 5 doctors & an Army of interns

4. 👩‍⚕️ Team consists of 5 doctors & an Army of interns

5. 💰 3 established Go-To-Market Strategies & National distribution with help of Physician 360.
6. 📌 Anticipated Market Demand of 60-90M tests weekly

# Our Team



### Dr. Maria Nagy CEO

Ph.D. microbiologist. Quorum Sensing Expert. Academia/Research/Industry-QA/QC. At GSU she built a hybrid research lab/class based on my graduate research, that ran for 7 years. At its height, she had 21 researchers all doing independent projects.

Global need. We realized we could use the same unique technology (that was used to build our QXD-1 Fast test for Pseudomonal Pneumonia) and use it to build a test for COVID.



### Dr. Angel A. Rivera CTO

Proud Graduate of UAB, seasoned scientist of 25 yrs and he has published over 80 peer-reviewed journal articles over various topics.



### Dr. Rodney Nash Advisor



CEO of Jeevan Bioscience, CSO/Product Manager of Omni International, and Board Member, Children's Health Care of Atlanta-Scottish Rite.



### Mr. Azad Rahman  Advisor

10 years Former Deloitte Manager and Supply Chain Expert and CEO of Alana Athletica.



### Eric Woods  Advisor/Investor

Experienced researcher in materials science, chemistry, and biology and a former patent examiner.



### Dr. Navi Jhita  Advisor

NIH Post-Doctoral Fellow in Cancer Immunology and Vaccines, Department of Pediatrics, Division of Immunology, The Lowrance Center, Emory University.



### Sherri Williams  Fundraising & Marketing

Enthusiastic & energetic marketing consultant (& investor) with marketing experience in the scientific research sector also have a Certified Marketing Director designation from years spent in shopping center marketing/sales/advertising.



### Victoria Chumney Powell  QXD- National Sales Director

Launched new aesthetic product line and company branding. Owner / Operator of Wellness Center and Spa Owner / Operator of $5M insurance agency from 1999-2017. MA-PRTM from NCSU BA-SPCM from LSU



### Mark Koepsel  Interim CFO

Global and International Business, Fortune 500 SABRE Award. Extensive International Commercial Experience Transforming Growth & Profitability. Improves Operational Performance. The Tensar Corporation University of Wisconsin



### Bill Schwartz  Advisor CEO of the CEO Alliance

Owner CEO Alliance Owner Sautee Mountain Retreat 50+ years of experience training CEOs. Consulting Fortune 500 companies, and authoring 2 books on leadership. Director of two MBA programs on Organizational Change and Leadership

# The first 4-minute at-home Antigen test for COVID

  



We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind. **Presently, we are only taking Reservations! This means right now no monies will be taken, however; you can reserve your investment now. It is only when we hit 50K raised and file our schedule C paperwork and go live. At that point Wefunder will send you an update and ask you if you are still interested in investing and to confirm your investment amount. It will only draw funds if you confirm your investment at that time.**

## THE PRODUCT: COVIDNOW®

**covid NOW**
by Quorum X Diagnostics

- This is a simple lateral flow test
- This requires an anterior nasal swab
- **Results in 4 minutes**
- A free **COVIDNOW® phone app with Artificial Intelligence (AI)**
  - Step-by-step video instruction to walk a person through each step of the test
  - **AI technology to analyze the results**
  - Official certificate of results to share
  - Immediate connectivity to Physician 360 (P360), telemedicine service
- **Accuracy 98.8%,** Sensitivity 96%, Specificity 100%
- Shown to detect the **US, UK** and **South African Variants** of Sars-CoV-2

9:41

5. Your Test Result

You have tested

**Negative**

for Covid-19

- **Zip Code:** 10010
- **Age:** 38 years old
- **Ehtnicity:** Pacific Islander

Share Your Results

Talk to a Doctor

Although you have tested negative for the virus Covid-19 today, there is still an inherent risk that you

## THE SOLUTION: COVIDNOW® 4-MIN AT-HOME ANTIGEN TEST

✦. Accuracy: 98.8%.

✦. Results in 4 mins

✦. No prescription needed

✦. Convenience (at-home testing)

✦. Offers telemedicine visit option

✦. Eases demand on CLIA labs

### WHAT MAKES COVIDNOW® DIFFERENT?

✦. It's the first *4-minute* at-home COVID Antigen Test.

✦. COVIDNOW® and beyond; more than just a 'COVID company' ,

✦. COVIDNOW® app embedded with the latest in AI technology.

✦. COVIDNOW® app provides direct connectivity to Physician 360.

✦. COVIDNOW® meets a vast global need..

✦. COVIDNOW®'s traction is strong: patent pending and EUA pending approval by FDA

---

## THE MARKET: Potential (U.S. Only)

Potential Market (U.S. Population) = **301M** ⟶ 301M x 10% potential market segment = **30M**

**30M** people x **2-3 tests/week** = **60-90M tests per week**

*Based on recommendation by Dr. Anthony Fauci, Chief Medical Advisor to President Joe Biden in a live interview April 2021*

### ANTICIPATED MARKET DEMAND = 60M - 90M TESTS PER WEEK

**QXD potential market share:** 1.1% to 1.7% x 60M - 90M tests per week.
Demand reaches QXD's current max capacity

1M tests per week x $37.50/test = $3.75M ($37.50 = $50 wholesale - 50% Retail)
**$1.95B for the year**

### EBITA $1.56B/YEAR

Forward-looking projections cannot be guaranteed.

---

## COMPETITION

| COMPANY | TEST NAME | TECHNOLOGY | TEST TIME (minutes) | PRESCRIPTION OR OVER THE COUNTER | PRICE (USD) | VARIANT DETECTION (U.S., U.K., S. AFRICAN) |
|---|---|---|---|---|---|---|
| Abbott | BinaxNOW Ag | Antigen | 15 | OTC | $23.99/ two tests | X |
| Ellume | Ellume COVID-19 At-Home Test | Antigen | Less than 20 | OTC | $38.99/ one test | X |
| Lucira | Lucira Check-It | Molecular | 30 | Prescription | $50.00/ one test | ✓ |
| Quidel | QuickVue | Antigen | 10 | OTC | $50.00 - $200.00/ one test | X |
| Quorum X Diagnostics | covidNOW | Antigen | 4 | OTC | $50.00/ one test | ✓ |

## COMPETITIVE ADVANTAGE: Science-Secrete Sauce



- Tested over 350 patient samples

- Results confirmed by 2 independent laboratories: Omni & P23 Laboratories (P23 Labs - have had 3 prior EUA's approved)

- LOD = 1.25 copies/ul (per P23 Labs) ~ 37.5 Ct (per Omni)

- Test kit uses all custom components: designed not to compete with testing supply-chain bottle necks.

- Proprietary technology based on QXD-1 fast test for Pseudomonal pneumonia with patent pending

- 18 years & older

---

## WEFUNDER ROUND 1

### Raised in 2020

$480K • ------- Private
$150K • ------- WEFUNDER

**$630K**

| DATE | GOALS | COMPLETE |
|------|-------|----------|
| April 2020 | Idea & Concept design | ✓ |
| June 2020 | Prototype complete | ✓ |
| August 2020 | IRB Approved | ✓ |
| September 2020 | FDA EUA Pre-Submission Application | ✓ |
| September 2020 | Small batch of test kits manufactured | ✓ |
| September 2020 | Website build complete | ✓ |
| October 2020 | COVIDNOW APP & AI Beta Launch | ✓ |
| January 2021 | Clinical Trials Complete *October 2020 – January 2021 | ✓ |
| February 2021 | FDA EUA application submitted | ✓ |

---

## APPENDIX: PIPELINE

### Our Pipeline.

**CovidNow**

4-min at-home Antigen test for Covid



In development

**QXD-1**

Fast test for Pseudomonal Pneumonia.



In development

**Other rapid tests**

Mutiplex Test for Pneumonia, Bronchitis, UTI, Yeast Infection and Bacterial Vaginosis.



In development


APPENDIX: Not just a 'COVID company'
Quorum X Diagnostics
QXD-1 is a Fast Test for Psuedomonal Pneumonia.
Identifies *Pseudomous aeruginosa* in hospital and ventilator acquired Pneumonia.
QXD-1 Prototype complete.
International PCT Utility Patent filed in four countries: (US, Canada, European Union, India)
FDA 510K pre-submission filed.
Ready for clinical trials and small batch manufacturing run.
Momentum shift due to COVID-19 pandemic and creation of COVIDNOW®.
QXD-1
Fast test for Pseudomonal Pneumonia.
QXD-1

**HIGHLIGHTS:**

- The 4-minute COVIDNOW® antigen test currently has the fastest development time compared to competitive products that currently have EUA approval.
- COVIDNOW® is SIMPLE. It was designed to be easy to make self-testing at-home a viable option for everyone!
- QXD's COVIDNOW® test is an antigen test vs. an antibody test meaning it can detect active infection.
- The sensitivity of the COVIDNOW® test is able to detect an active infection in asymptomatic individuals.
- COVIDNOW® **does not** require a prescription.
- The COVIDNOW® APP uses the latest in A.I. technology making it possible to analyze the test cassette result much sharper than that of the naked eye.
- The sample from the COVIDNOW® test **does not** have to be sent off to a lab; it is not a collection kit.
- QXD has partnered with Physician 360, a telemedicine service, to provide immediate connectivity to a board-certified physician for a consultation.
- The QXD COVIDNOW® at-home test kit has a mobile phone APP that using AI technology and works in conjunction with the telemedicine service.
- QXD's partnership with Physician 360, the telemedicine service, provides an additional distribution channel through P360 kiosks located in 1,000+ stores

across all 50 states.

- All patent applications required for the proprietary technology used to produce QXD's rapid diagnostic tests have been submitted and are currently pending.

- QXD has a clear exit strategy. Within five years continue the development of the proprietary technology and build out the scientific and organizational infrastructure of the business model at which point it would be optimal for a larger corporation to take the vision to the next level.

- **COVIDNOW® is pending EUA approval**

Making an investment is a huge decision and one that we don't take lightly. Rest assured, we are dedicated, determined, and passionate about what we are doing.

QXD has an amazing team and we're the team to get it DONE!

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